# HSBC Vantage+ Index
# Methodology Guide



ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-223208
May 29, 2020

# Table of contents

# Index overview

The HSBC Vantage✚ Index (the "Index") employs a rules-based quantitative long only strategy that dynamically allocates across a diversified portfolio consisting of 13 exchange-traded funds and Cash. The assets are classified in 6 different Asset Classes: Developed Equities, Developed Bonds, Emerging Markets, Real Assets, Inflation and Cash. The weight of each ETF and each Asset Class are subject to caps.

The Index uses Modern Portfolio Theory principles and the related concept of Efficient Frontier to allocate between the assets: the Index seeks to allocate to the portfolio of assets with the highest past return for a given level of risk, in this case equivalent to a volatility of 5% (the "Monthly Reference Portfolio"). Such allocation is determined on a monthly basis over three Index Business Days (as defined herein).

The exposure of the Index to this portfolio of assets varies between 0% and 150% and may be adjusted on each Index Business Day to aim to achieve a volatility of 6% for the Index.

## Index information

| Index Owner | HSBC Bank plc |
| --- | --- |
| Currency | USD |
| Volatility Target | 6.0% |
| Bloomberg Ticker | HSIEVPLS |
| Index Composition | Up to 13 ETFs plus Cash |
| Calculation Agent / Index Administrator | Solactive AG |
| Website | vantageplus.gbm.hsbc.com |

## HSBC Vantage+ Index in brief

- **Prioritizing Performing Assets** – The Index provides exposure to as many as 13 ETFs across 5 asset classes to construct the Monthly Reference Portfolio. Each of the ETFs and the Asset Classes are subject to weight caps.
- **Rebalancing and Momentum** – Each month the Index determines its ETF exposures to capture performance momentum using the highest historical 3-month and 6-month returns.
- **Volatility Management System** – The HSBC Vantage✚ Index dynamically reacts to changing market conditions on a daily basis. The volatility management system provides for leverage up to 1.5x to the monthly portfolio in times of low volatility, while also providing for reduced exposure in times of market stress, targeting a 6% volatility level.
- **Excess Return** – The Index is an excess return index, which reflects the Index return less the cost of funds, and an index maintenance fee of 0.85% per annum, subtracted daily.

# Index constituents

Each month the Index employs a systematic investment strategy which constructs the Monthly Reference Portfolio that is derived from a universe of 13 ETFs. Cash will only be used if needed to achieve the volatility constraint.

To ensure a diversified exposure, the weight that can be assigned to each Asset Class and individual ETF is capped. The table below displays the index constituents and the maximum weighting constraints for each Asset Class and ETF.

## Index constituents and caps

| Asset Class | ETF Name | ETF Ticker | ETF Cap | Asset Class Cap |
|---|---|---|---|---|
| Developed Equities | SPDR S&P 500® ETF | SPY | 40% | 60% |
| | iShares® Russell 2000 ETF | IWM | 20% | |
| | PowerShares S&P 500 Low Volatility Portfolio | SPLV | 20% | |
| | PowerShares QQQ | QQQ | 20% | |
| | iShares® MSCI EAFE ETF | EFA | 20% | |
| Developed Bonds | iShares® 20+ Year Treasury Bond ETF | TLT | 40% | 80% |
| | iShares® iBoxx Investment Grade Corporate Bond ETF | LQD | 40% | |
| | iShares® iBoxx High Yield Corporate Bond ETF | HYG | 15% | |
| Emerging Markets | iShares® MSCI Emerging Markets ETF | EEM | 20% | 30% |
| | iShares® JP Morgan USD Emerging Markets Bond ETF | EMB | 10% | |
| Real Assets | iShares® US Real Estate ETF | IYR | 20% | 30% |
| | SPDR® Gold Shares | GLD | 20% | |
| Inflation | iShares® TIPS Bond ETF | TIP | 5% | 5% |
| Cash* | Cash – ICE LIBOR USD 3 Month | | | Only if required |

While all of the asset classes and ETFs above are eligible to be included in the Index, the Monthly Reference Portfolio might not include every one of them in a given month.

*The index maximizes performance in the monthly portfolio selection process, only using cash if it cannot find a 5% volatility portfolio without it.

# Vantage+ Index methodology

**1** ## Monthly Weight Allocation

To capture performance momentum, the Index seeks to allocate to ETFs from the best performing ETF portfolios based on observation periods of 3- and 6-months. As such, the monthly rebalancing process of the HSBC Vantage+ Index is as follows:

 a. On the Monthly Selection Date (as defined herein), the Index runs a simulation of all possible portfolio combinations of the underlying ETFs subject to the aforementioned caps only using cash if needed.

 b. For each possible portfolio combination, the Index calculates the historical volatility over the past six months[1] and eliminates all portfolios with an annualized volatility higher than the 5% target.

 c. Of the remaining portfolios, the Index selects two portfolios: the portfolio with the best six-month return (the "Long Term Portfolio") and the portfolio with the best three-month return (the "Short Term Portfolio").

 d. The Index then averages both the Long Term Portfolio and Short Term Portfolio weights[2] to create the following month's Monthly Reference Portfolio[3].



**2** ## Daily Volatility Management System

Index measures the realized volatility of the Monthly Reference Portfolio:

 a. The index applies leverage to the Monthly Reference Portfolio between 0 and 150% to achieve the daily target volatility of 6%.

 b. In cases where the Monthly Reference Portfolio exceeds the 6% daily volatility target, the Index will invest some or all of the assets in cash to achieve the volatility target.

**3** ## Daily Index Calculation

On any given index business day, the Index is calculated by the following steps:

 a. The Index measures the daily weighted price performance change of each selected ETF in the Monthly Reference Portfolio relative to the level of the ETF on the prior Index Business Day[4] adjusted by the leverage factor.

 b. The Index includes the gross distribution of reinvested dividends (total return) of each selected ETF as well as deducting daily the index maintenance fee (0.85% per annum) and the cost of funds (3 Months Libor).

---

[1]Measured by the previous 126 five-day returns, observed daily.
[2]Actual ETF weightings during the month may differ from the target weights due to ETF price fluctuations.
[3]The Index deducts daily the sum of an index maintenance fee (0.85% per annum) and the cost of funds (3 Months Libor).
[4]Index Business Day means each day on which the Primary Exchanges in respect of all the Assets are scheduled to be open for trading for their regular trading session.

# Monthly rebalancing process

Four Index Business Days prior to the last Index Business Day of the month ("Monthly Selection Date"), the Index runs the simulation process and selects the Monthly Reference Portfolio for the upcoming month[1]. The rebalancing process takes place over the following three business days at the end of the month (the "Monthly Rebalancing Period").



Previous Monthly Reference Portfolio

Upcoming Monthly Reference Portfolio



**1st Index Business Day of the Monthly Rebalancing Period** -
The Index level calculated for such day will reflect 100% of the Performance of Monthly Reference Portfolio of the previous month.



**2nd Business Day of the Monthly Rebalancing Period** -
The Index level calculated for such day will reflect 66.66% of the Performance of Monthly Reference Portfolio of the previous month and 33.34% of the Performance of Monthly Reference Portfolio of the following month.



**3rd Business Day of the Monthly Rebalancing Period** -
The Index level calculated for such day will reflect 33.33% of the Performance of Monthly Reference Portfolio of the previous month and 66.67% of the Performance of Monthly Reference Portfolio of the following month.

———————————————NEW INDEX MONTH———————————————



**1st Index Business Day Following the Monthly Rebalancing Period** -
The Index level will reflect 100% of the performance of the Monthly Reference Portfolio of the upcoming month

[1]The actual weight of each selected ETF determined on the Monthly Selection Date may fluctuate during the Monthly Rebalancing Period.

# Simulated & Historical Returns*

| As of March 31, 2020 | HSBC Vantage+ Performance |
|---|---|
| Year to Date | -1.44% |
| 3 Year Return | 10.11% |
| 5 Year Return | 13.23% |
| Annualized Volatility | 5.99% |

This table illustrates the performance of the HSBC Vantage+ Index based on the hypothetical back-tested closing levels from from July 18, 2003 - March 31, 2020. This simulated data is for illustration purposes only and is no guarantee that the Index will achieve the same returns in the future.

*Data from July 18, 2003 thru March 31, 2020. See "Use of simulated returns." Source: HSBC Please see "Risks relating to the index" and "Important information" for more information about hypothetical back-tested performance data.

# Calculation Agent  & Index Administrator



Solactive AG has been selected as the exclusive Calculation Agent and Index Administrator for the HSBC Vantage+ Index. The selection of Solactive AG is based on the firm's experience, expertise and its reputation as one of the industries benchmark index providers.

As Calculation Agent and Index Administrator, Solactive AG will be responsible for the following:
> The integrity of the historical data
> Ensuring consistency in the Index methodology and calculation
> Dissemination of Index information and performance
> Independently managing corporate actions in an unbiased and fair manner

## Calculation Agent
The Calculation Agent is responsible for the day-to-day implementation of the Index Methodology, and for the calculation of the Index.

## Index Administrator
The Index Administrator is responsible for overseeing the Index and the Index Methodology, including the selection of any successor components and managing market disruptions.

# Risks relating to the index

Please review carefully these risk factors, and any risk factors in an offering document for any security or financial instrument referencing the Index, before making any investment.

The Index is an excess return index, which reflects the Index return less the cost of funds, and an index maintenance fee of 0.85% per annum, subtracted daily.

**Solactive AG, the Index Calculation Agent, may adjust the Index in a way that affects its level, and Solactive AG has no obligation to consider your interests.**
The Index is calculated by Solactive AG (the "Index Calculation Agent"). The Index Calculation Agent is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. It is entitled to exercise discretion in relation to the Index, including but not limited to the calculation of the level of the Index in the event of an Index Market Disruption Event. Although Solactive AG, acting as the Index Calculation Agent, will make all determinations and take all action in relation to the Index acting in good faith, it should be noted that the policies and judgments for which Solactive AG is responsible could have an impact, positive or negative, on the level of the Index. Solactive AG may also amend the rules governing the Index in certain circumstances. Judgments, policies and determinations concerning the Index are made by Solactive AG, as the Index Administrator. Furthermore, the inclusion of the ETFs in the Index is not an investment recommendation by Solactive AG of the ETFs, or any of the securities, commodities or futures contracts underlying the ETFs.

**The Index comprises notional assets.**
The exposures to the ETF constituents and any cash investment are purely notional and will exist solely in the records maintained by or on behalf of the Index Calculation Agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the underlying assets that comprise the Index.

**The Index may not be successful, and may not outperform any alternative strategy that might be employed in respect of the ETFs or achieve its target volatility.**
The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of the ETFs. Furthermore, no assurance can be given that the Index will achieve its target maximum volatility of 6%. The actual realized volatility of the Index may be greater or less than 6%.

**The Index has a very limited operating history and may perform in unanticipated ways.**
The Index was established on November 8, 2019 and therefore has little to no operating history. Hypothetical back-tested performance data prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index's calculation methodology to historical prices of the ETFs that comprise the Index. Such simulated performance data has been produced by the retroactive application of a back-tested methodology, and may give more preference towards ETFs or indices that have performed well in the past. The hypothetical back-tested performance of the Index prior to November 8, 2019 cannot fully reflect the actual results that would have occurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index's future performance.

**The Index is subject to market risks.**
The performance of the Index is dependent on the performance of the thirteen ETFs, as constructed in the available Monthly Reference Portfolio, over a change in ICE LIBOR USD 3 month interest rate ("LIBOR"), minus 0.85% per annum maintenance fee, subtracted daily. As a result, any increase in the level of the Index may be offset by increases in ICE LIBOR and/or index fees.

**The ETFs composing the Index may be replaced by a substitute ETF in certain extraordinary events.**
Following the occurrence of certain Extraordinary Fund Events with respect to an ETF as described in the Index Methodology, under "Index Components" the affected ETF may be replaced by a substitute ETF. The changing of an ETF may affect the performance of the Index, as the replacement ETF may perform significantly better or worse than the affected ETF.

**The Index may perform poorly during periods characterized by short-term volatility.**
The Index's strategy is based on momentum investing. Momentum investing strategies are effective at identifying the current market direction in trending markets. However, in non-trending, sideways markets, momentum investment strategies are subject to "whipsaws." A whipsaw occurs when the market reverses and does the opposite of what is indicated by the trend indicator, resulting in a trading loss during the particular period. Consequently, the Index may perform poorly in non-trending, "choppy" markets characterized by short-term volatility.

# Risks relating to the index

**The level of the Index includes the deduction of the ICE LIBOR USD 3 Month interest rate and a fee.**
One way in which the Index may differ from a typical index is that its level will include a deduction from the performance of the applicable Monthly Reference Portfolio of both LIBOR and a maintenance fee of 0.85% per annum. This fee will be deducted daily. As a result of the deduction of this fee, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee is deducted.

**LIBOR reform may adversely affect the level of the Index.**
A discontinuance of LIBOR or a change in its method of calculation could have a material adverse effect on the level of the Index. If LIBOR is replaced in the Index, there can be no assurances that the replacement rate will not adversely affect the level of the Index and any linked structured investment.

**An investment linked to the Index carries the risks associated with the Index's momentum investment strategy.**
The Index is constructed using what is generally known as a momentum investment strategy. Momentum investing generally seeks to capitalize on positive trends in the price of assets. As such, the weights of the ETFs in the Index are based on the performance of the ETFs from the immediately preceding 3-month period and 6-month period. However, there is no guarantee that trends existing in the preceding periods will continue in the future. A momentum strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur as a result of holding assets that have experienced price declines, but after which experience a sudden price spike. As a result, if market conditions do not represent a continuation of prior observed trends, the level of the Index, which is rebalanced based on prior trends, may decline. Additionally, even when the closing prices or levels of the ETFs are trending downwards, the Index will continue to be composed of the thirteen ETFs. Due to the "long-only" construction of the Index, the weight of each ETF will not fall below zero in respect of each Monthly Rebalancing Date (as defined in the Index Methodology, under "Monthly rebalancing period") even if the relevant ETF displayed a negative performance over the relevant six month period. No assurance can be given that the investment strategy used to construct the Index will outperform any alternative index that might be constructed from the ETFs.

**The Index may be partially uninvested.**
The strategy tracks the excess return of a notional dynamic basket of ETFs. The weight of a Cash Investment (if any) for a Monthly Reference Portfolio at any given time represents the portion of the Monthly Reference Portfolio that is uninvested in the applicable ETF basket at that time. As such, any allocation to a Cash Investment within the Index, which also accrues at the ICE LIBOR USD 3 Month interest rate, will not affect the level of the Index. The Index will reflect no return for any uninvested portion (i.e., any portion represented by a Cash Investment). Accordingly, to the extent that the Index is allocated to the Cash Investment, it may not reflect the full increase of any relevant ETF component. Under certain circumstances, the Index may be 100% in cash.

**Correlation of performances among the ETFs may reduce the performance of the Index.**
Performances of the ETFs may become highly correlated from time to time including, but not limited to, a period in which there is a substantial decline in a particular sector or asset type represented by the ETFs and which has a higher weighting in the Index relative to any of the other sectors or asset types, as determined by the Index's strategy. High correlation during periods of negative returns among ETFs representing any one sector or asset type and which ETFs have a substantial percentage weighting in the Index could have an adverse effect on the index.

**If the market values of the ETFs change, the level of the Index may not change in the same manner.**
The exposure of the Index to the portfolio of ETFs and cash varies between 0% and 150% and may be adjusted on each index business day to aim to achieve a volatility of 6% for the Index. Accordingly, changes in the market values of the ETFs may not result in a comparable change in the level of the Index or the market value of any linked structured investment.

**Changes in the value of the ETFs may offset each other.**
Because the Index is linked to the performance of the ETFs, which collectively represent a diverse range of asset classes and geographic regions, price movements between the ETFs representing different asset classes or geographic regions may not correlate with each other. At a time when the value of an ETF representing a particular asset class or geographic region increases, the value of other ETFs representing a different asset class or geographic region may not increase as much or may decline. Therefore, in calculating the level of the Index, increases in the value of some of the ETFs may be moderated, or more than offset, by lesser increases or declines in the level of other ETFs. Declines in the value of ETFs that have a higher percentage weighting in the Index at any time will result in a greater loss in the level of the Index.

# Important disclaimer information

Any information relating to performance contained in this document is illustrative only. No assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. Any specific terms or methodology remains subject to change, and HSBC undertakes no duty to update this information. This document may be amended, superseded or replaced in its entirety by a subsequent term sheet, disclosure or prospectus supplement, and/or offering circular or similar document and the documents referred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document, such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document shall govern.

Investing in financial instruments linked to the HSBC Vantage+ Index (the "Index") is not equivalent to a direct investment in the Index or any exchange-traded fund that forms a part of the Index. Investments linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This document contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the investments mentioned in this document or in options, futures or other derivatives based thereon.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-8118049.

HSBC Bank plc and Solactive AG
Solactive AG is the administrator and calculation agent of the Index. The financial instruments that are based on the Index are not sponsored, endorsed, promoted or sold by Solactive AG in any way and Solactive AG makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the financial instruments; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive AG does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Solactive AG reserves the right to change the methods of calculation or publication and Solactive AG shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive AG shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.

The Index is the exclusive property of HSBC Bank plc and its affiliates which has contracted with Solactive AG to administer, maintain and calculate the Index. The Index is not endorsed by Solactive AG or its affiliates or its third party licensors. "Calculated by Solactive AG" and its related stylized mark(s) are service marks of Solactive AG and have been licensed for use by HSBC Bank plc and its affiliates. Solactive AG shall have no liability for any errors or omissions in calculating the Index.

The Index is proprietary to HSBC Bank plc. No use or publication may be made of the Index, or any of its provisions or values, without the prior written consent of HSBC Bank plc. Neither HSBC Bank plc nor its duly appointed successor, acting as index owner (the "Index Owner"), nor Solactive AG or its duly appointed successor, acting as index administrator ("Index Administrator") and index calculation agent ("Index Calculation Agent"), are obliged to enter into or promote transactions or investments that are linked to the Index.

The Index Owner, the Index Administrator and the Index Calculation Agent do not assume any obligation or duty to any party and under no circumstances does the Index Owner, the Index Administrator or the Index Calculation Agent assume any relationship of agency or trust or of a fiduciary nature for or with any party. Any calculations or determinations in respect of the Index or any part thereof shall, unless otherwise specified, be made by the Index Calculation Agent, acting in good faith and in a commercially reasonable manner and shall (save in the case of manifest error) be final, conclusive and binding. The term "manifest error" as used herein shall mean an error that is plain and obvious and can be identified from the results of the calculation or determination itself without recourse to any underlying data.

# Important disclaimer information

The Index Owner makes no express or implied representations or warranties as to (a) the advisability of purchasing or assuming any risk in connection with any transaction or investment linked to the Index, (b) the levels at which the Index stands at any particular time on any particular date, (c) the results to be obtained by any party from the use of the Index or any data included in it for the purposes of issuing any financial instruments or carrying out any financial transaction linked to the Index or (d) any other matter. Calculations may be based on information obtained from various publicly available sources. The Index Administrator and the Index Calculation Agent have relied on these sources and have not independently verified the information extracted from these sources and accept no responsibility or liability in respect thereof.

Without prejudice to the foregoing, in no event shall the Index Owner, the Index Administrator nor the Index Calculation Agent, have any liability for any indirect, special, punitive or consequential damages (provided that any such damage is not reasonably foreseeable) even if notified of the possibility of such damages.

Use of simulated returns
The Index was launched on November 8, 2019 and therefore has limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the Index, which may make it difficult for you to evaluate the historical performance of the Index and make an informed investment decision than would be the case if the Index had a longer trading history.

Hypothetical back-tested performance prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index's calculation methodologies to historical prices of the underlying constituents and the reference rate. In addition, because certain of the Index Constituents (SPLV, HYG, EEM, EMB, GLD and TIP) were not in existence at the start of the backtested period, adjustments have been made to calculate their performance prior to their inception. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards underlying constituents that have performed well in the past. The hypothetical back-tested annualized performance and annualized volatility of the Index have inherent limitations. These performance and volatility results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.

The hypothetical back-tested performance of the Index prior to November 8, 2019 cannot fully reflect the actual results that would have occurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index's future performance.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

All Sources: Solactive, HSBC, Bloomberg, from July 18, 2003 to March 31, 2020

This brochure is intended to provide a general overview of HSBC Vantage+ Index and does not provide the terms of any specific issuance of structured investments. Prior to any decision to invest in a specific structured investment, investors should carefully review the disclosure documents for such issuance which contains a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information.

HSBC Bank USA N.A. and HSBC USA Inc., are members of the HSBC Group. Any member of the HSBC Group may from time to time underwrite, make a market or otherwise buy and sell, as principal, structured investments, or together with their directors, officers and employers may have either long or short positions in the structured investments, or stocks, commodities or currencies to which the structured investments are linked, or may perform or seek to perform investment banking services for those linked assets mentioned herein.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.